MDU RESOURCES GROUP, INC.
1200 West Century Avenue
Bismarck, ND  58503
Mailing Address:
P.O. Box 5650
Bismarck, ND  58506-5650
(701) 530-1000

September 29, 2011

By EDGAR Transmission and Federal Express

Ms. Anne Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	MDU Resources Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 1-3480

Dear Ms. Parker:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit MDU's responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated August 31, 2011, with respect to the above referenced periodic report filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of MDU. References in this letter to "we," "us" and "our" refer to MDU unless the context indicates otherwise.

We believe that our Annual Report on Form 10-K for the year ended December 31, 2010 (2010 Form 10-K) provides investors with full and transparent disclosure sufficient to give an understanding of our business. We propose to incorporate your comments, as applicable, on a prospective basis in our Annual Report on Form 10-K for the year ended December 31, 2011 (2011 Form 10-K).

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

As requested in your letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Natural Gas and Oil Production

Well and Acreage Information, page 22

1.
We note that you have provided your developed and undeveloped oil and gas acreage as of December 31, 2010. However, it does not appear that you have disclosed information regarding the related minimum remaining terms of leases and concessions. Please expand your disclosure to comply the guidance in Item 1208(b) of Regulation S-K.

MDU Response:  We propose to disclose in our future Annual Reports on Form 10-K the information regarding minimum remaining terms of leases and concessions on our undeveloped acreage. We propose the following disclosure, with information as of December 31, 2010 as an illustration, which would immediately follow the existing table of developed and undeveloped acreage:

Fidelity's interest in undeveloped acreage as of December 31, 2010, that is subject to expiration in 2011, 2012, 2013, and thereafter is as follows:

2011		2012		2013		Thereafter
Gross	Net	Gross	Net	Gross	Net	Gross	Net
46	39	37	22	65	33	826	450

In most cases, acreage set to expire can be held through drilling operations or the Company can exercise extension options.

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

2.	Please disclose whether you have any delivery commitments that must be fulfilled for your oil and gas production. Please see Item 1207 of Regulation S-K.

MDU Response:  Our natural gas and oil production segment did not have any material contractual agreements to deliver a fixed and determinable amount of natural gas or oil at December 31, 2010. However, Prairielands Energy Marketing, Inc. (Prairielands), a wholly owned subsidiary of WBI Holdings, which is part of the pipeline and energy services segment, markets the majority of the Company's natural gas production in the Rocky Mountain region and Prairielands has delivery commitments to deliver fixed and determinable amounts of natural gas under contracts it has entered into. In regard to the delivery commitments entered into by Prairielands, we have disclosed in our 2010 Form 10-K that we have entered into such contracts in Items 1 and 2 – Business and Properties – Pipeline and Energy Services – General, third paragraph. However, we propose disclosing the volumetric amount of these commitments as well on a prospective basis beginning in our 2011 Form 10-K. The proposed change to the disclosure would read as follows (new information has been underlined):

WBI Holdings, through its energy services business, provides natural gas purchase and sales services to local distribution companies, producers, other marketers and a limited number of large end-users, primarily using natural gas produced by the Company's natural gas and oil production segment. Certain of the services are provided based on contracts that call for a determinable quantity of natural gas. At December 31, 2010, the Company has commitments to deliver fixed and determinable amounts of natural gas under these contracts of 16.2 Bcf in 2011 and the commitments to deliver natural gas for years subsequent to 2011 are immaterial. WBI Holdings currently estimates that it can adequately meet the requirements of these contracts based upon its estimated natural gas production and reserves. WBI Holdings transacts a majority of its pipeline and energy services business in the northern Great Plains and Rocky Mountain regions of the United States.

In addition, we propose to clarify that our natural gas and oil production segment does not have any material delivery commitments to deliver fixed and determinable amounts of natural gas or oil by adding disclosure on a prospective basis beginning in our 2011 Form 10-K under Items 1 and 2 – Business and Properties – Natural Gas and Oil Production – General. The proposed disclosure would read as follows:

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

The Company's natural gas and oil production segment does not have any material delivery commitments to deliver fixed and determinable amounts of natural gas and oil at December 31, 2010.

Consolidated Balance Sheets, page 78

3.
Please provide disclosure showing oil and gas property costs not subject to amortization, for each year presented, on the face of your balance sheet or tell us why you believe these disclosures are not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for further guidance.

MDU Response:  We currently have six business segments consisting of both regulated and nonregulated operations that operate in various lines of business. In addition, costs not subject to amortization represent less than 5 percent and 3 percent of net property, plant and equipment and total assets, respectively, at December 31, 2010 and 2009. Due to the diversification of the Company and the immateriality of the costs not subject to amortization, the Company has historically presented information on its costs not subject to amortization in Note 1 under "Property, plant and equipment" and "Natural gas and oil properties" as well as in Supplementary Financial Information - Natural Gas and Oil Activities. Based on the above, we propose continuing our current presentation of costs not subject to amortization in future filings.

4.	Please tell us whether there is any item included in your other liabilities that is in excess of five percent of your total liabilities. Refer to Rule 5-02.24 of Regulation S-X.

MDU Response:  The only item included in other liabilities that is in excess of five percent of our total liabilities is plant removal and decommissioning costs of $276.7 million and $251.1 million at December 31, 2010 and 2009, respectively. Rule 5-02.24 of Regulation S-X indicates that any item in excess of five percent of total liabilities not properly classified in one of the preceding liability captions shall be stated separately, in the balance sheet, or in a note thereto. We have stated the amounts of the plant removal and decommissioning costs in Note 6 - Regulatory Assets and Liabilities along with a footnote indicating that these amounts are included in other liabilities on

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

the Consolidated Balance Sheets. Based on the above, we propose continuing our current presentation in future filings.

Note 14 – Income Taxes, page 108

5.	Please provide us with a description of your "other" deferred tax assets and liabilities balances recognized as of December 31, 2010 and 2009. Refer to FASB ASC 740-10-50-6.

MDU Response:  We evaluate the components of "other" deferred tax assets and liabilities recognized as of December 31 of each year to determine whether additional amounts should be presented in further detail in the Notes to Consolidated Financial Statements.

There were no individual "other" deferred tax assets at December 31, 2010 and 2009, in excess of 5 percent and 3 percent of total deferred tax assets, respectively, and we determined that there were no individually significant items that would be required to be presented in further detail. However, as requested, at December 31, 2010, the major components of "other" deferred tax assets consisted of legal and environmental contingency accruals of $13.6 million, worker's compensation accruals of $5.5 million, capitalized inventory overhead of $5.1 million, allowance for bad debts of $4.8 million and customer advances for construction of $4.5 million. As of December 31, 2009, the major components of "other" deferred tax assets consisted of worker's compensation accruals of $6.5 million, purchased state tax credits of $6.3 million, capitalized inventory overhead of $5.7 million and allowance for bad debts of $5.2 million. The remainder of the balances consisted of numerous insignificant items.

In addition, our total "other" deferred tax liabilities at December 31, 2010 and 2009, were less than 3 percent and 4 percent, respectively, of total deferred tax liabilities, and we determined that there were no individually significant items that would be required to be presented in further detail. However, as requested, at December 31, 2010 and 2009, the major component of "other" deferred tax liabilities consisted of deferred tax liabilities related to our international operations of $3.2 million and $10.5 million, respectively.

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

We plan to continue to evaluate the components of "other" deferred tax assets and liabilities recognized as of December 31 of each year to determine whether additional amounts should be presented in further detail in the Notes to Consolidated Financial Statements. We plan to include a description of any deferred tax asset or liability that is in excess of 5 percent of total deferred tax assets and deferred tax liabilities, respectively.

Natural Gas and Oil Activities

Estimated Quantities of Proved Natural Gas and Oil Reserves, page 135

6.
With regard to your proved developed and undeveloped reserves, we note that you recorded downward revisions of previous estimates of 55,477 MMcfe during 2010 and 122,135 MMcfe during 2009. Please provide us with additional information regarding these revisions with a focus on the underlying performance and economic causal factors. Refer to FASB ASC 932-235-50-5.

MDU Response: Following is additional information surrounding the Company's revision of previous estimates of proved reserves:

	Year ended December 31, 2010
	Natural Gas	Oil	Total
	(MMcf)	(MBbls)	(MMcfe)
Revision of previous estimates detail:
Impact relating to change in economic factors	41,241	1,396	49,615	[A]
Removal of PUD's due to SEC 5-year rule	(7,793)	(1,304)	(15,615)
Impact relating to performance adjustments	(74,303)	(2,529)	(89,477)	[B]
Total	(40,855)	(2,437)	(55,477)

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

	Year ended December 31, 2009
	Natural Gas	Oil	Total
	(MMcf)	(MBbls)	(MMcfe)
Revision of previous estimates detail:
Impact relating to change in economic factors	(102,181)	692	(98,025)	[A]
Impact relating to performance adjustments	(23,904)	(34)	(24,110)	[B]
Total	(126,085)	658	(122,135)

[A] The impact relating to the change in economic factors was primarily related to underlying benchmark price changes from period to period.

In 2010, there was a 13%, 15%, and 30% increase in benchmark Henry Hub, Ventura, and CIG natural gas prices, respectively, contributing to positive revisions. And, there was a 30% increase in benchmark NYMEX oil prices, contributing to positive revisions.

In 2009, there was a 32%, 35%, and 34% decrease in benchmark Henry Hub, Ventura, and CIG natural gas prices, respectively, contributing to the negative revisions. And, there was a 37% increase in benchmark NYMEX oil prices, contributing to positive revisions.

MDU RESOURCES GROUP, INC.

Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

[B] The geographic areas that comprise the change relating to performance adjustments are quantified, along with further explanation of the reasons for the changes, and are detailed below:

	Year ended December 31, 2010
	Natural Gas	Oil	Total
	(MMcf)	(MBbls)	(MMcfe)
South Texas – Frio Vicksburg gas with NGL's	(22,402)	(1,810)	(33,262)
Bowdoin – Cretaceous shallow gas	(21,760)	—	(21,760)
Baker – Cretaceous shallow gas	(16,108)	—	(16,108)
East Texas – Cotton Valley	(11,539)	(586)	(15,051)
Other Changes	(2,494)	(133)	(3,296)
	(74,303)	(2,529)	(89,477)

	Year ended December 31, 2009
	Natural Gas	Oil	Total
	(MMcf)	(MBbls)	(MMcfe)
East Texas – Cotton Valley	(10,104)	(57)	(10,444)
South Texas – Frio Vicksburg gas with NGL's	(5,417)	(73)	(5,855)
Bowdoin – Cretaceous shallow gas	(5,135)	—	(5,135)
Baker – Cretaceous shallow gas	(3,324)	—	(3,324)
Other Changes	76	96	648
	(23,904)	(34)	(24,110)

The performance adjustments outlined in the specific geographic areas in the above tables occurred in existing conventional gas reservoirs. In all cases, these reserves are the result of drilling programs within existing producing natural gas fields. Reserve estimates are primarily based on historical production performance (extrapolation of rate versus time trends). Honoring the most recent historical production data necessitated using steeper decline rates resulting in lower proved developed reserve estimates. Proved undeveloped reserves were also adjusted lower to correspond with the analogous offset proved developed wells. In addition to performance-based estimates, new geologic data and geophysical data necessitated a revision of reserves in the

MDU RESOURCES GROUP, INC.
Ms. Anne Parker
United States Securities and Exchange Commission
September 29, 2011

Company's non-operated interests in South Texas. The new geological evidence coupled with volumetric calculations and pressure data indicated that certain stated volumes of proved reserves no longer met the reasonably certain criteria to remain in the proved reserve category.

Change in the standardized measure of discounted future net cash flows, page 138

7.
We note you include "change in net realization" as a source of change in the standardized measure of discounted future cash flows. Please describe this source of change. Refer to FASB ASC 932-235-50-35.

MDU Response:  The "change in net realization" is the net change in sales prices and production costs related to future production. We propose to change the description of this line item in our sources of change in the standardized measure of discounted future net cash flows by year in our 2011 Form 10-K from "Change in net realization" to "Net change in sales prices and production costs related to future production."

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (701) 530-1035.

Sincerely,

MDU RESOURCES GROUP, INC.

BY:	/s/ Nicole A. Kivisto
Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:  Mr. Ethan Horowitz, United States Securities and Exchange Commission
     Ms. Suying Li, United States Securities and Exchange Commission
     Mr. Wallace Carson, Deloitte & Touche LLP
     Mr. Walter Godlewski, Cohen Tauber Spievack & Wagner PC
     Mr. Doran Schwartz, MDU Resources Group, Inc.